

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 1, 2009

K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

> **Re:    News Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **June 30, 2008**
> **Filed August 13, 2008**
> **File No. 001-32352**

Dear Mr. Murdoch:

We have reviewed your responses to the comments in our letter dated March 27, 2009 and have the following comments in response.

<u>Schedule 14A</u>

1. Please tell us whether you have amended Mr. DeVoe's employment agreement to remove or modify the Non-NEO Equity Award matching provisions discussed in your correspondence to the staff dated January 12, 2009, February 17, 2009 and March 6, 2009.  If so, please provide us with a copy of the amendment.  If you have not amended the employment agreement, please provide the basis for your statement that Mr. DeVoe's employment agreement at the time of the Non-NEO Equity Award Program grants will not entitle him to a matching award.

2. Please confirm that neither Mr. Chernin nor, to the extent his employment agreement has been amended, Mr. DeVoe will receive any compensation pursuant to the Non-NEO Equity Award matching provisions that is required to be disclosed for the fiscal year ended June 30, 2009.

3. Please confirm that all performance targets related to the incentive compensation paid to Mr. DeVoe and Mr. Chernin (or his successor as a named executive officer) will be disclosed in your 2009 proxy statement.

* * * * *

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

     Please contact Matthew Spitzer at (202) 551-2502 or me at (202) 551-3314 with any other questions.

Sincerely,


Daniel Morris
Attorney-Advisor


cc:    Amy Bowerman Freed, Esq.
      *Via Facsimile (212) 918-3100*